希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
5153

Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : Kevin.chan@hysan.com.hk

05010456

Our Ref : : SEC/KCH/HYSAN/USSEC/L170-05cin
Your Ref :

Exemption No. 82-1617

10 August 2005
BY AIR MAIL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

Pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"), we furnish herewith a copy of the Results Announcement for 2005 Interim Results, that was published in the Hong Kong newspapers on 10 August 2005 for your kind attention.

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Kevin Chan
Deputy Company Secretary

Enc.



HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)
(Stock Code: 00014)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

Highlights

- **Group turnover up 9.2%**
- **Office rental market continued to improve**
- **Higher contributions from upgraded retail and residential properties**

RESULTS

	Six months ended 30 June 2005	30 June 2004 (restated)[1]	Change (%)
	HK$M	*HK$M*	
Turnover	613	562	9.2
Net profit attributable to shareholders	2,562	304	742.5[4]
Underlying net profit attributable to shareholders[1]	364	304	19.9
	HK cents	*HK cents*	
Earnings per share	244.0	29.1	737.8[4]
Underlying earnings per share[2]	34.7	29.1	19.2
Interim dividend per share	10.0	10.0	–
	At 30 June 2005	At 31 December 2004 (restated)[1]	
	HK$M	*HK$M*	
Shareholders' funds	23,096	20,644	11.9[4]
Adjusted shareholders' funds[3]	25,371	22,492	12.8
	HK$	*HK$*	
Net assets value per share	21.95	19.66	11.6[4]
Adjusted net assets value per share[3]	24.11	21.42	12.6

The 2005 interim financial statements have been prepared in accordance with the Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (collectively referred to as the "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants applicable to accounting periods commencing on or after 1 January 2005. In preparing the Group's interim financial statements under the new HKFRSs, the fair value model for investment properties has been adopted. In accordance with this model, the Group's investment properties have been recorded at their fair value as determined by a professional valuer, and the fair value changes and related deferred tax thereon are recognised through profit and loss. In addition, certain owner-occupied properties have been reclassified from investment properties to property, plant and equipment. Revaluation changes on owner-occupied properties and related deferred tax arising thereon are recognised in equity. As there is no capital gains tax in Hong Kong, no tax is payable if those investment and owner-occupied properties were to be sold at the amount included in the financial statements. To assess the underlying performance of the Group, the management is of the view that the 2005 profit figures should be adjusted for fair value changes on investment properties and the related deferred tax in arriving at "Underlying net profit attributable to shareholders" and "Underlying earnings per share". Similarly, the cumulative deferred tax provided on fair value gains on investment and owner-occupied properties should be added back to the shareholders' funds when computing "Adjusted shareholders' funds" and "Adjusted net assets value per share".

1. *Restated on reclassification of certain owner-occupied properties (corporate office and training centre) from investment properties to leasehold land and buildings, as a result of the application of HKAS 40 "Investment Property" and recognition of deferred tax in respect of cumulative fair value gains of investment properties in accordance with HKAS INT-21. These changes in accounting policies have been applied retrospectively.*
2. *Excluded HK$2,799 million fair value gains on the investment property portfolio but added back HK$453 million related deferred tax and HK$148 million attributable to minority interests during the six months ended 30 June 2005.*
3. *Adjusted for HK$2,275 million (year ended 31 December 2004: HK$1,848 million) being the cumulative deferred tax provided on fair value gains on the investment and owner-occupied properties attributable to shareholders as at 30 June 2005.*
4. *The period on period change is not strictly comparable following the adoption of the new HKFRSs (see discussion on "Effect of Adoption of New Financial Reporting Standards").*

Effect of Adoption of New Financial Reporting Standards

The new HKFRSs had material impacts on the reported net profit and net assets value of the Group. To illustrate the effect of the changes following the adoption of the new HKFRSs on the 2005 figures (with changes applied retrospectively to prior year comparatives, where applicable), the earnings per share ("EPS") and net assets value ("NAV") per share before and after adoption of the new HKFRSs are tabulated below:

Reconciliation of Underlying Net Profit attributable to Shareholders

	HK$M	*HK$M*	EPS *(HK cents)*
Reported under the new HKFRSs		2,562	244.0
Adjusted for			
[1] Fair value gains on investment properties	(2,799)		
[2] Related deferred tax	453		

Dividends

Your Directors have declared an interim dividend of HK10 cents per share (2004: HK10 cents). The dividend will be payable in cash with a scrip dividend alternative.

Outlook

While the Hong Kong economy is likely to grow at a more moderate rate for the second half of the year, outlook for the investment property market remains positive. Overall, the Group's performance for the rest of the year should be satisfactory. Positive office rental reversions will be reflected in earnings growth for the Group in 2006.

Peter T.C. Lee
Chairman
Hong Kong, 9 August 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overall Operations Review

Turnover increased by 9.2% to HK$613 million (2004: HK$562 million). The increase in retail and residential rental income (retail: 14.3%, residential: 30.5%) have balanced off the decrease of 1.4% in office rental income. Office rental reversions also began to turn positive during the review period.

Office Leasing – Against a backdrop of positive market sentiment, the office leasing market continued to be active with businesses expanding and upgrading. The Group benefited from the increased market activities in terms of higher rental levels achieved for new leases and renewals. The resulting positive rental reversions are expected to translate into earnings growth in 2006.

Retail Leasing – The retail market remained active on the back of increased local consumption and tourist arrivals. Driven by the increase in retail sales, prime retail properties were in demand which in turn drove up rental levels.

The Group's retail portfolio continued to enjoy the advantage of its strategic location in the heart of Causeway Bay's prime office and retail hub with retail space virtually fully let and increased rental levels. The overall increase in retail sector rental income was attributable mainly to the contributions from the repositioned Lee Gardens Two, and rental increases for new leases.

The Group is continuing its longer-term asset enhancement programme to create value for its investment properties through selective re-tenanting, physical improvements, renovation and repositioning. This includes the repositioning of Lee Theatre Plaza to strengthen its speciality food and beverage character.

Residential Leasing – The luxury residential leasing market continued to be active with an increasing number of expatriate arrivals.

The Group's residential rental income increased by some 30% largely driven by higher occupancy and rental levels at the repositioned Bamboo Grove.

Property Expenses – There was a decrease of 12.4% to HK$106 million compared with HK$121 million recorded in prior period. The main factors behind such decrease were lower marketing and promotional expenses required after the re-opening of Lee Gardens Two in May 2004 as well as lower leasing-related expenses.

Other Operating Income increased by HK$8 million (60.2%) to HK$21 million (2004: HK$13 million) attributable to higher dividend received from the investment in listed securities.

Administrative Expenses increased by HK$6 million (16.5%) to HK$45 million (2004 restated: HK$39 million), largely due to the increase in staff costs as a result of human resources up-skilling and pay rise in line with market trend.

Fair Value Changes on Investment Properties – The Group has elected the fair value model for investment properties under the HKAS 40. As at 30 June 2005, the investment properties of the Group were revalued at HK$30,761 million (31 December 2004 restated: HK$27,917 million) by an in-house professional valuer. This valuation has been reviewed and endorsed by Knight Frank Hong Kong Limited, an independent professional valuer. Excluding reclassifications and additions, fair value gains of investment properties of HK$2,799 million were recognised to the consolidated income statement during the period (the Group's share after minority interests was HK$2,619 million).

Fair Value Changes on Financial Instruments – Fair value gains of HK$23 million representing mainly gains arising from hedging currency swaps were recognised to the consolidated income statement.

Share of Results of Associates increased by HK$6 million (41.3%) to HK$20 million (2004 restated: HK$14 million) driven principally by improved results from the Singapore Amaryllis Ville (Group interest: 25%) with over 76% of residential units already sold. Leasing activities of Phase 1 of The Shanghai Grand Gateway, in which the Group has an effective interest of 23.7%, performed well during the period. For the Phase 2 development, occupancy permits for the office buildings were obtained. Construction of the luxury residential and service apartment towers, Grand Gateway Garden II, is underway and expected to be completed in 2006.

Finance Costs – The increase of HK$13 million (15.8%) to HK$91 million (2004: HK$78 million) was mainly due to the rise in market interest rates. Short term interest rate for Hong Kong dollar borrowings rose by 3% during the period under review. However, with the close monitoring and active managing of the liquidity position and interest rate exposure, the Group

CONDENSED CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2005

	30.6.2005 *HK$'000* (unaudited)	31.12.2004 *HK$'000* (audited) (restated)
Non-current assets		
Property, plant and equipment	297,131	299,375
Investment properties	30,760,680	27,916,790
Interests in associates	926,909	855,486
Investments in securities	–	1,018,017
Available-for-sale investments	1,071,624	–
Derivative financial instruments	77,969	–
Negative goodwill	–	(956)
Staff housing loans, secured – due after one year	2,114	2,247
Other receivables, prepayments and deposits	62,585	56,497
	33,199,012	30,147,456
Current assets		
Staff housing loans, secured – due within one year	258	245
Other receivables, prepayments and deposits	31,120	28,658
Accounts receivable	7,669	12,846
Interest receivable	32,700	30,102
Derivative financial instruments	4,712	–
Time deposits	45,468	16,866
Cash and bank balances	3,882	5,058
	125,809	93,775
Current liabilities		
Derivative financial instruments	6,874	–
Creditors and accruals	101,333	115,121
Interest payable	70,006	66,329
Rental deposits from tenants	105,526	104,990
Deferred income	685	685
Taxation payable	124,780	131,262
Unclaimed dividends	3,033	1,126
	412,237	419,513
Net current liabilities	(286,428)	(325,738)
Total assets less current liabilities	32,912,584	29,821,718
Non-current liabilities		
Advances from investees	54,068	54,068
Amounts due to minority shareholders	327,256	327,256
Long term bank loans – due after one year	3,279,300	3,502,100
Floating rate notes	547,976	547,739
Fixed rate notes	1,551,880	1,552,979
Zero coupon notes	200,844	–
Derivative financial instruments	23,900	–
Rental deposits from tenants	154,785	141,096
Deferred income	3,828	4,170
Deferred taxation	2,685,723	2,217,104
	8,829,560	8,346,512
Net assets	24,083,024	21,475,206
Capital and reserves		
Share capital	5,261,199	5,249,818
Retained profits	15,332,047	3,972,405
Other reserves	2,503,240	11,422,113
Equity attributable to equity holders of the parent	23,096,486	20,644,336
Minority interests	986,538	830,870
	24,083,024	21,475,206

NOTES

1. **INDEPENDENT REVIEW**

   The interim results for the six months ended 30 June 2005 are unaudited, but have been reviewed in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), by Deloitte Touche Tohmatsu, whose independent review report is included in the interim report to be sent to shareholders. The interim results have also been reviewed by the Group's Audit Committee.

2. **BASIS OF PREPARATION**

Adjusted for			
[1] Fair value gains on investment properties	(2,799)		
[2] Related deferred tax	453		
Related minority interests	148	(2,198)	
Underlying net profit attributable to shareholders		364	34.7
[3] Fair value gains on financial instruments recognised		(23)	
Release of negative goodwill discontinued		1	
Expenses in relation to employee share options granted		1	
[1] Depreciation and related deferred tax on owner-occupied properties		1	
Net profit attributable to shareholders for the six months ended 30 June 2005 before adoption of the new HKFRSs		344	32.7
Net profit attributable to shareholders for the six months ended 30 June 2004 *(restated)*		304	29.1
[1] Depreciation and related deferred tax on owner-occupied properties		1	
Net profit attributable to shareholders for the six months ended 30 June 2004 before adoption of the new HKFRSs		305	29.2

Reconciliation of Adjusted Shareholders' Funds

	HK$M	*HK$M*	NAV per share *(HK$)*
Reported under the new HKFRSs		23,096	21.95
[1,2] Adjusted for deferred tax on fair value gains on investment and owner-occupied properties attributable to shareholders			
Cumulative at 1 January 2005	1,848		
Six months ended 30 June 2005	427	2,275	
Adjusted shareholders' funds at 30 June 2005		25,371	24.11
[3] Fair value changes on financial instruments		(54)	
Derecognition of negative goodwill		(49)	
Shareholders' funds at 30 June 2005 before adoption of the new HKFRSs		25,268	24.01
Shareholders' funds at 31 December 2004 *(restated)*		20,644	19.66
[1,2] Adjusted for deferred tax on fair value gains on investment and owner-occupied properties attributable to shareholders			
Cumulative at 31 December 2004		1,848	
Shareholders' funds at 31 December 2004 before adoption of the new HKFRSs		22,492	21.42

Impact of adoption of the new HKFRSs and related adjustments

(1) HKAS 40 "Investment Property" – the Group has adopted the fair value model in accounting for its investment property portfolio. At the balance sheet date, the investment property portfolio has been included at market value as determined by a professional valuer, with fair value changes of HK$2,799 million recognised in the consolidated income statement for the review period.

The application of the standard has resulted in a change of classification of certain owner-occupied properties (corporate office and training centre) from investment properties to property, plant and equipment. Depreciation and its related deferred tax have been provided on the owner-occupied properties. This change has been applied retrospectively for prior periods. Cumulative and current period deferred tax impact of HK$10 million and HK$5 million arising from revaluation gains of owner-occupied properties has been adjusted to shareholders' fund.

(2) HKAS – INT 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets" – deferred tax has been provided on the fair value changes of the investment property portfolio at the current income tax rate. As a result, HK$453 million was provided for the six months ended 30 June 2005, of which HK$31 million was attributable to minority shareholders. As there was no capital gains tax in Hong Kong, gains on disposals of the investment properties at the amounts included in the financial statements would not be taxable. In the absence of any specific transitional provisions, HKAS – INT 21 was applied retrospectively and at 31 December 2004, deferred tax of HK$1,988 million in relation to cumulative fair value gains of investment properties has been recognised and charged to investment property revaluation reserve, of which HK$150 million was attributable to minority shareholders.

(3) HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement" – from 1 January 2005 onwards, all derivatives are required to be carried at fair value at each balance sheet date. For fair value hedges, changes in the fair value of the hedging instruments and underlying hedged items are recognised in profit and loss in the period in which fair value changes arise. For cash flow hedges, changes in the fair value of the effective portion of hedging instruments are recognised initially in equity and recycled into the income statement when the hedged items affect profit or loss. Under these provisions, losses of HK$34 million were adjusted to the shareholders' funds at 1 January 2005. During the six months ended 30 June 2005, gains of HK$65 million related to the cash flow hedges were taken to the hedging reserve while gains of HK$23 million related to hedge ineffectiveness and changes of fair value of derivatives not qualified or designated for hedge accounting were credited to the consolidated income statement.

CHAIRMAN'S STATEMENT

Overview

The investment property market continued to benefit from the generally improved economic environment as reflected in improved rental levels across the office, retail, and residential sectors. Office rental reversions also began to turn positive during the review period.

Results

For the six months ended 30 June 2005, the Group's turnover was up 9.2% as increased contributions from the retail and residential sectors offset the 1.4% decrease in office rental income. Finance charges were, however, higher, in the light of generally higher market interest rates.

New applicable accounting standards were adopted for the review period. Underlying net profit, excluding the effect of revaluation investment properties was up 19.9% to HK$364 million (2004 restated: HK$304 million). Underlying earnings per share for the period correspondingly rose by 19.2% to HK34.7 cents.

The Group conducted a valuation of its investment property portfolio duly reviewed and endorsed by independent professional valuer, resulting in a 10.2% rise in asset value since 31 December 2004. Valuation gains of HK$2,799 million have now been taken through the [illegible]

Finance Costs – the increase of HK$13 million [illegible] to HK$91 million (2004: HK$78 million) was mainly due to the rise in market interest rates. Short term interest rate for Hong Kong dollar borrowings rose by 3% during the period under review. However, with the close monitoring and active managing of the liquidity position and interest rate exposure, the Group was able to achieve weighted average borrowing costs of 3.05% during the period, up from 2.45% in the first half of 2004 and 2.54% for 2004 full year.

Taxation – There was a sharp increase in tax provision from HK$87 million to HK$502 million during the period, principally due to deferred tax provision relating to fair value gains on investment properties.

Contingent Liabilities

There was no significant change since the publication of the Group's Annual Report 2004 in March 2005.

Capital Expenditure

The Group is committed to enhancing the quality of its investment properties. Expenditure on refurbishment, renovation and additions to investment properties amounted to HK$14 million during the period.

The Group considers that there are sufficient financial resources to fund the level of planned capital expenditure. These are generated from operating activities, liquidity available from the pool of listed securities and access to the Medium Term Note Programme and availability of undrawn committed banking facilities.

Financial Management

The key objective of the Group's financial management is to maintain prudent liquidity and financial risks management. This is achieved by way of an even spread of debt maturity to minimise funding and refinancing risks; diversified funding sources; and minimising interest rate and foreign exchange exposures.

Liquidity

As at 30 June 2005, the Group's total gross debt level stood at HK$5.59 billion, slightly lower than the HK$5.61 billion as at 31 December 2004. With the short-term Hong Kong dollar interest rates increased by 3% during the review period, the Group's weighted average borrowing costs (including the effect of hedging instruments) rose to 3.05% from 2.54% as at 2004 year-end.

The Group's average debt maturity was about 5.3 years (repayable within one to five years: 48%, over five years: 52%). After the issuance of the 15-year zero-coupon notes in February 2005 with the notional amount of HK$430 million, the proportion of capital market financing has increased to 41.4% of the Group's total debts. Nevertheless, bank loans which accounted for the remaining 58.6% of the total debts continued to be the major source of the debt financing to the Group.

All of the Group's debts are unsecured and on a committed basis. As a policy to maintain sufficient liquidity for the Group's operations, undrawn committed facilities of HK$2.8 billion were maintained as at 30 June 2005 (31 December 2004: HK$2.3 billion).

Risk Management

The Group has positioned itself for an upturn of the interest cycle by hedging part of the floating-rate exposure with appropriate derivatives. No significant change has been made in the hedging position in the first half of 2005. As at 30 June 2005, about 49.1% of the total debts were on floating rates, largely the same as that as at 31 December 2004.

The Group's foreign exchange risk was minimal. All Group debts were either denominated in, or hedged back into, Hong Kong Dollars or the currency of the underlying assets. The Group's foreign exchange exposure relating to overseas joint ventures as at 30 June 2005 was HK$966 million, or about 2.9% of the Group's assets. (91.4% of such exposure was denominated in Renminbi, with the balance being in Singapore dollars).

The investments in listed securities continued to serve as liquidity buffer to meet capital expenditure and investment needs. The Group may enter into hedging contracts by using suitable financial instruments to protect the downside risks associated with the price movement due to the timing of anticipated expenditure.

Financial Ratios and Credit Ratings

Net interest coverage ratio (defined as profit before taxation excluding finance costs, fair value changes on financial instruments and investment properties, share of results of associates, depreciation, dividend and interest income, divided by net interest expenses less dividend income) was 7.2 times as at 30 June 2005 (31 December 2004: 7.3 times).

Net gearing (defined as gross debt less cash and cash equivalents and marketable securities at period-end market value, divided by Adjusted shareholders' funds) as at 30 June 2005 was 18.0% (31 December 2004: 20.8%).

Credit ratings as at 30 June 2005 remained unchanged, being Baa1 from Moody's and BBB from Standard and Poor's.

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2005

	NOTES	Six months ended 30.6.2005 *HK$'000* (unaudited)	Six months ended 30.6.2004 *HK$'000* (unaudited) (restated)
Turnover	5	613,454	561,926
Property expenses		(106,405)	(121,443)
Cost of property sales		(600)	-
Gross profit		506,449	440,483
Gain on disposals of investments in securities		-	14,619
Other operating income		20,662	12,894
Release of negative goodwill arising on acquisition of additional interest in a subsidiary		-	30
Reversal of impairment loss on investments in securities		-	41,000
Administrative expenses		(45,000)	(38,626)
Fair value changes on investment properties		2,799,189	-
Fair value changes on financial instruments		23,405	-
Share of results of associates		19,886	14,076
Release of negative goodwill arising on acquisition of an associate		-	1,062
Finance costs		(90,678)	(78,321)
Profit before taxation	6	3,233,913	407,217
Taxation	7	(502,229)	(87,285)
Net profit for the period		2,731,684	319,932
Attributable to:			
Equity holders of the parent		2,562,160	304,099
Minority interests		169,524	15,833
		2,731,684	319,932
Dividends	8	105,224	104,873
Earnings per share	9		
Basic		HK243.96 cents	HK29.12 cents

Touche Tohmatsu, whose independent review report is included in the interim report to be sent to shareholders. The interim results have also been reviewed by the Group's Audit Committee.

2. **BASIS OF PREPARATION**

The condensed financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the HKICPA and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

3. **PRINCIPAL ACCOUNTING POLICIES**

The condensed financial statements have been prepared under the historical cost basis except for certain properties and financial instruments, which are measured at fair values or revalued amounts, as appropriate.

The accounting policies used in the condensed financial statements are consistent with those followed *in the preparation of the Group's annual financial statements for the year ended 31 December 2004* except as described below.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as the "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates have been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

Business combinations

Goodwill

In previous periods, goodwill arising on acquisitions prior to 1 January 2001 was held in reserves. The Group has applied the relevant transitional provisions in HKFRS 3 from 1 January 2005. Goodwill previously recognised in reserves amounting to HK$13,908,000 has been transferred to the Group's retained profits on 1 January 2005. Comparative figures for 2004 have not been restated.

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions prior to 1 January 2001 was held in reserves, and negative goodwill arising on acquisitions after 1 January 2001 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group has derecognised all negative goodwill at 1 January 2005 (of which negative goodwill of HK$516,143,000 was previously recorded in capital reserve, HK$956,000 was previously presented as a deduction from assets and HK$47,653,000 was previously included in interests in associates), with a corresponding increase to retained profits.

Share-based payments

In the current period, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company determined at the date of grant of the share options over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1 January 2005. Prior to the application of HKFRS 2, all unvested share options of the Group were granted before 7 November 2002 and the Group did not have share options granted after 7 November 2002 and had not vested on 1 January 2005.

Financial instruments

In the current period, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for accounting periods beginning on or after 1 January 2005, generally does not permit to recognise, derecognise or measure financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

Debt and equity securities previously accounted for under the alternative treatment of Statement of Standard Accounting Practice ("SSAP") 24

By 31 December 2004, the Group classified and measured its debt and equity securities in accordance with the alternative treatment of SSAP 24. Under SSAP 24, investments in debt or equity securities are classified as "trading securities", "non-trading securities" or "held-to-maturity investments" as appropriate. Both "trading securities" and "non-trading securities" are measured at fair value. Unrealised gains or losses of "trading securities" are reported in the profit or loss for the period in which gains or losses arise. Unrealised gains or losses of "non-trading securities" are reported in equity until the securities are sold or determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for that period. From 1 January 2005 onwards, the Group classifies and measures its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" that are not part of the hedging relationship and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method.

Financial assets and financial liabilities other than debt and equity securities

From 1 January 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method.

Derivatives and hedging

By 31 December 2004, the Group's derivative financial instruments, mainly comprised interest rate and currency swaps, were used to manage the Group's exposure to interest rate and foreign exchange rate fluctuation. The notional amounts of derivatives were previously recorded off balance sheet. Interest flows arising on the derivatives were previously accounted for on an accrual basis.

From 1 January 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives (including embedded derivatives separately accounted for from the host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are designated as effective hedging instruments, and if so, the nature of the item being hedged. For derivatives that are deemed as held for trading, changes in fair values of such derivatives are recognised in profit or loss for the period in which they arise.

There are three types of hedge relationships under HKAS 39, including fair value hedges, cash flow hedges and net investment hedges. The Group designates certain derivatives as hedging instruments to hedge against its exposure of changes in fair value of certain assets and liabilities. For fair value hedges, changes in the fair value of the hedged items attributable to the relevant hedged risks and of the hedging instruments are recognised in the profit or loss in the period in which fair value changes arise. For cash flow hedges, changes in the fair value of the effective portion of hedging instruments are recognised initially in equity and 'recycled' into the income statement when the hedged items affect profit or loss. Changes in the fair value of the ineffective portion of hedging instruments are recognised directly in profit or loss. For net investment hedges, changes in the fair value of the effective portion of hedging instruments are recognised initially in equity. Changes in the fair value of the ineffective portion of hedging instruments are recognised directly in profit or loss. On disposal of the foreign operation, the gain or loss on the hedging instrument remaining in equity will be transferred to profit or loss for the period in which the disposal takes place.

The Group has applied the relevant transitional provisions in HKAS 39. For hedges that meet the [illegible] HKAS 39, the Group has, from 1 January 2005 onwards,

Derecognition

HKAS 39 provides more rigorous criteria for the derecognition of financial assets than the criteria applied in previous periods. Under HKAS 39, a financial asset is derecognised, when and only when, either the contractual rights to the asset's cash flows expire, or the asset is transferred and the transfer qualifies for derecognition in accordance with HKAS 39. The decision as to whether a transfer qualifies for derecognition is made by applying a combination of risks and rewards and control tests. The Group has applied the relevant transitional provisions and applied the revised accounting policy prospectively for transfers of financial assets on or after 1 January 2005. This change has had no material effect on the results for the current period.

Owner-occupied leasehold interest in land

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the revaluation model. In the current period, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment.

Investment properties

In the current period, the Group has, for the first time, applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the period in which they arise. In previous periods, investment properties under the SSAP 13 were measured at open market values, with revaluation surplus or deficits credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from 1 January 2005 onwards. The amount held in investment property revaluation reserve at 1 January 2005 has been transferred to the Group's retained profits (see Note 4 for the financial impact).

The adoption of HKAS 40 has resulted in a change of classification of certain properties which were previously classified as investment properties according to SSAP 13. In previous periods, property with 15% or less by area of value that was occupied by the company or another company in the group should normally be regarded as an investment property in its entirety even though part of it is not held for investment purposes. According to HKAS 40, if a portion of the properties could be sold separately (or leased out separately under a finance lease), an entity accounts for the portions separately. If the portion could not be sold separately, the property is investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. In the current period, the Group applied HKAS 40 and has reclassified certain such owner-occupied properties that could be sold separately (or leased out separately under a finance lease) from investment properties to property, plant and equipment retrospectively. Comparative figures for 2004 have been restated (see Note 4 for the financial impact).

Accordingly, the amount previously held in investment property revaluation reserve relating to these owner-occupied properties has been reclassified to the Group's asset revaluation reserve. Any difference resulting between the carrying amount and the fair value of these properties is recognised in equity as a revaluation of property, plant and equipment under HKAS 16. The adoption of HKAS 40 has also resulted in a change in the accounting policy relating to the measurement of deferred tax liabilities arising from the revaluation of the owner-occupied properties. Such deferred tax liabilities are measured on the basis of tax consequences that would follow from recovery of the carrying amount of these assets through use.

Deferred taxes related to investment properties

In previous periods, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor interpretation (SSAP-Interpretation 20). In the current period, the Group has applied HKAS Interpretation 21 ("INT-21") "Income Taxes – Recovery of Revalued Non-Depreciable Assets" which removes the presumption that the carrying amount of investment properties are to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HKAS INT-21, this change in accounting policy has been applied retrospectively. Comparative figures for 2004 have been restated (see Note 4 for the financial impact).

The Group has not early applied the following new interpretation that has been issued but is not yet effective. The directors of the Company anticipate that the application of this interpretation will have no material impact on the financial statements of the Group.

HKFRS-Interpretation 4 Determining whether an Arrangement Contains a Lease

4. SUMMARY OF THE EFFECT OF THE CHANGES IN ACCOUNTING POLICIES

The effect of the changes in the accounting policies described in Note 3 above on the results for the current and prior period are as follows:

	Six months ended 30.6.2005 *HK$'000*	Six months ended 30.6.2004 *HK$'000*
Gains arising from fair value changes of investment properties	2,799,189	–
Gains arising from fair value changes of hedging instruments under fair value hedges	12,054	–
Gains arising from fair value changes of derivative financial instruments	8,868	–
Gains arising from fair value changes of financial liabilities, measured at fair value through profit or loss	2,483	–
Decrease in deferred taxation liabilities arising from reclassification from investment properties to property, plant and equipment	173	167

7. TAXATION

	Six months ended 30.6.2005 *HK$'000*	Six months ended 30.6.2004 *HK$'000* (restated)
Current tax	38,615	25,166
Underprovision in prior years	–	55,000
	38,615	80,166
Deferred tax		
– Changes in fair value of investment properties	489,794	–
– Other temporary differences	(26,180)	7,119
	463,614	7,119
	502,229	87,285

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for both periods.

The Company received notices of additional assessment from the Inland Revenue Department disallowing the deduction claim for interest expenses in prior years. Management has reviewed the basis on which the interest expenses were disallowed, and an additional tax provision of HK$55 million was made accordingly during the last period.

8. DIVIDENDS

	Six months ended 30.6.2005 *HK$'000*	Six months ended 30.6.2004 *HK$'000*
Interim dividend – HK10 cents per share (2004: HK10 cents)	105,224	104,793
Additional prior year's dividend paid on exercise of share options subsequent to 31 December 2003	–	80
	105,224	104,873

9. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following data:

	Six months ended 30.6.2005 *HK$'000*	Six months ended 30.6.2004 *HK$'000* (restated)
Earnings for the purposes of basic and diluted earnings per share (net profit for the period attributable to equity holders of the parent)	2,562,160	304,099
	'000	*'000*
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,050,228	1,044,241
Effect of dilutive potential ordinary shares: Share options	556	419
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,050,784	1,044,660

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the fair value per share.

For the purpose of assessing the underlying performance of the Group, the management is of the view that the profit for the period should be adjusted for fair value changes on investment properties and related deferred taxation liabilities in arriving at "Underlying profit attributable to equity holders of the parent". The difference between the underlying profit attributable to equity holders of the parent and net profit attributable to equity holders of the parent as shown in the condensed consolidated income statement for the period is reconciled as follows:

	Six months ended 30.6.2005 *HK$'000*	Earnings per share (Basic) *HK cents*
Net profit attributable to equity holders of the parent as shown in the condensed consolidated income statement	2,562,160	243.96
Gains arising from fair value changes of investment properties	(2,799,189)	
Increase in deferred taxation liabilities in relation to fair value gains of investment properties	453,394	
Gain arising from fair value changes of investment properties net of related deferred taxation liabilities attributable to minority interests	148,345	
Underlying profit attributable to equity holders of the parent	364,710	34.73
Gains arising from fair value changes of hedging instruments under fair value hedges	(12,054)	
Gains arising from fair value changes of derivative financial instruments	(8,868)	
Gains arising from fair value changes of financial liabilities, measured at fair value through profit or loss	(2,483)	
Decrease in deferred taxation liabilities arising from reclassification from		

financial liabilities, measured at fair value through profit or loss	2,483	-
Decrease in deferred taxation liabilities arising from reclassification from investment properties to property, plant and equipment	173	167
Increase in deferred taxation liabilities in relation to fair value gains of investment properties	(453,394)	-
Decrease in release of negative goodwill	(1,092)	-
Increase in depreciation arising from reclassification from investment properties to property, plant and equipment	(989)	(953)
Expenses in relation to share options granted to the director and employees	(690)	-
Increase in net profit for the period	2,366,602	(786)
Attributable to:		
Equity holders of the parent	2,218,257	(786)
Minority interests	148,345	-
	2,366,602	(786)

Analysis of increase (decrease) in net profit for the period by line items presented according to their function:

	Six months ended 30.6.2005 HK$'000	30.6.2004 HK$'000
Increase in fair value changes on investment properties	2,799,189	-
Increase in fair value changes on financial instruments	23,405	-
(Increase) decrease in deferred taxation liabilities	(453,221)	167
Increase in administrative expenses	(1,679)	(953)
Decrease in release of negative goodwill	(1,092)	-
	2,366,602	(786)

The cumulative effect of the application of the new HKFRSs on the balance sheet as at 31 December 2004 and 1 January 2005 are summarised below:

	As at 31.12.2004 (originally stated) HK$'000	Adjustments HK$'000 (Note)	As at 31.12.2004 (restated) HK$'000	Adjustments HK$'000	As at 1.1.2005 (restated) HK$'000
Property, plant and equipment	68,975	230,400	299,375	-	299,375
Investment properties	28,147,190	(230,400)	27,916,790	-	27,916,790
Interests in associates	855,486	-	855,486	47,653	903,139
Derivative financial instruments	-	-	-	(33,811)	(33,811)
Negative goodwill	(956)	-	(956)	956	-
Deferred tax liabilities	(218,091)	(1,999,013)	(2,217,104)	-	(2,217,104)
Other assets/liabilities	(5,378,385)	-	(5,378,385)	-	(5,378,385)
Net assets	23,474,219	(1,999,013)	21,475,206	14,798	21,490,004
Share capital	5,249,818	-	5,249,818	-	5,249,818
Retained profits	3,984,917	(12,512)	3,972,405	8,902,706	12,875,111
Capital reserve	502,235	-	502,235	(502,235)	-
Hedging reserves	-	-	-	(32,720)	(32,720)
Investment property revaluation reserve	10,251,625	(1,898,672)	8,352,953	(8,352,953)	-
Asset revaluation reserve	20,356	62,905	83,261	-	83,261
Other reserves	2,483,664	-	2,483,664	-	2,483,664
Minority interests	-	-	-	830,870	830,870
Total equity	22,492,615	(1,848,279)	20,644,336	845,668	21,490,004
Minority interests	981,604	(150,734)	830,870	(830,870)	-
	23,474,219	(1,999,013)	21,475,206	14,798	21,490,004

Note: The amounts represent adjustments to comparative figures for 2004 arising from reclassification of certain investment properties of the Group to property, plant and equipment as a result of application of HKAS 40 and recognition of deferred taxation liabilities in respect of revalued investment properties in accordance with HKAS INT-21. These changes of accounting policies have been applied retrospectively.

5. TURNOVER

	Six months ended 30.6.2005 HK$'000	30.6.2004 HK$'000 (restated)
Turnover comprises:		
Gross rental income from properties	612,452	561,647
Other property management fee income	202	279
Income from property sales	800	-
	613,454	561,926

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

6. PROFIT BEFORE TAXATION

	Six months ended 30.6.2005 HK$'000	30.6.2004 HK$'000 (restated)
Profit before taxation has been arrived at after charging (crediting) the following items:		
Staff costs	60,553	56,938
Retirement benefits scheme contributions	2,561	2,447
Forfeited contributions	(1,885)	(5,686)
	61,229	53,699
Depreciation	3,489	3,382
Exchange loss	-	37
Share of tax of an associate (included in share of results of associates)	10,573	4,618
Loss on disposal of property, plant and equipment	3	-
Rental income arising from operating leases less outgoings of HK$105,659,000 (1.1.2004 to 30.6.2004: HK$120,607,000)	(506,793)	(441,040)
Dividends from listed available-for-sales investments/investments in securities	(18,861)	(12,010)
Interest income	(1,126)	(688)

Gains arising from fair value changes of financial liabilities, measured at fair value through profit or loss	(2,483)	
Decrease in deferred taxation liabilities arising from reclassification from investment properties to property, plant and equipment	(173)	
Decrease in release of negative goodwill	1,092	
Increase in depreciation arising from reclassification from investment properties to property, plant and equipment	989	
Expenses in relation to share options granted to the director and employees	690	
Net profit attributable to equity holders of the parent before adoption of the new HKFRSs	343,903	32.75

	Six months ended 30.6.2004 HK$'000	Earnings per share (Basic) HK cents
Net profit attributable to equity holders of the parent as shown in the condensed consolidated income statement	304,099	29.12
Underlying profit attributable to equity holders of the parent	304,099	29.12
Increase in depreciation arising from reclassification from investment properties to property, plant and equipment	953	
Decrease in deferred taxation liabilities arising from reclassification from investment properties to property, plant and equipment	(167)	
Net profit attributable to equity holders of the parent before adoption of the new HKFRSs	304,885	29.20

ADDITIONAL INFORMATION

Statement of Corporate Governance Policy

The Board of Directors is committed to maintaining high standards of corporate governance and has adopted a Statement of Corporate Governance Policy (available on website: www.hysan.com.hk) which gives guidance on how corporate governance principles are applied to the Company. The Board aims to continually review and enhance corporate governance practices in the light of local and international best practices, in addition to complying with applicable statutory requirements.

The Company has implemented early adoption of the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Hysan set up an Emoluments Review Committee in 1987 to review executive Director compensation. Such terms of reference are considered appropriate in the light of the current organisation structure of the Group. Save for this, the Company meets all code provisions of the Code throughout the review period.

Compliance of the Model Code for Directors' Share Dealing

All Directors have confirmed, following specific enquiry by the Company, that they complied with the required standards set out in the Model Code for Directors' Share Dealing as set out in Appendix 10 to the Listing Rules throughout the review period.

Purchases, Sale or Redemption of the Company's Listed Securities

During the review period, neither the Company nor its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Human Resources Practices

The Group aims to attract, retain and motivate high calibre individuals committed to attaining our objectives. The Group's human resources practices are aligned with our corporate objective so as to maximise shareholder value and achieve growth. During the review period, the Group continued to strengthen our performance measurement system and invested in training. All these are towards maximising our efficiency to deliver shareholder value.

As at 30 June 2005, the total number of employees was 542, and there have been no material changes in respect of the employee remuneration, remuneration policies and staff development as disclosed in Annual Report 2004.

Scrip Dividend Arrangement

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Tuesday, 6 September 2005. The scrip dividend alternative is conditional upon the granting by the Listing Committee of the Stock Exchange of the listing of and permission to deal in the new shares to be issued pursuant thereto.

Closure of Register of Members

The share register will be closed from Friday, 26 August 2005 to Tuesday, 30 August 2005, both dates inclusive. In order to qualify for the proposed interim dividend, all transfer documents accompanied by the relevant share certificates, must be lodged with the Company's Registrars not later than 4:00 p.m. on Thursday, 25 August 2005. The definitive share certificates and cheques will be despatched on or about Friday, 30 September 2005.

By Order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 9 August 2005

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors) Per Jorgensen, David Muir Turnbull and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

The Interim Report 2005 containing all the information required by the Listing Rules will be despatched to shareholders and made available on the websites of the Company (www.hysan.com.hk) and Stock Exchange on or about 22